UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LIBERTY INTERACTIVE CORPORATION

(Name of Issuer)

Series A QVC Group common stock, par value $0.01 per share

Series B QVC Group common stock, par value $0.01 per share

Series A Liberty Ventures common stock, par value $0.01 per share

Series B Liberty Ventures common stock, par value $0.01 per share

(Title of Class of Securities)

Series A QVC Group common stock: 53071M104

Series B QVC Group common stock: 53071M203

Series A Liberty Ventures common stock: 53071M856

Series B Liberty Ventures common stock: 53071M864

(CUSIP Number)

John C. Malone

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53071M104 (QVCA) 53071M203 (QVCB) 53071M856 (LVNTA) 53071M864 (LVNTB)

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:	391,864 shares (1), (2), (3), (5) 27,196,985 shares (1), (6) 606,989 shares (1), (4), (5) 3,954,492 shares (1), (6)

	8.	Shared Voting Power Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:	0 shares (3) 458,946 shares (6), (7) 0 shares (4) 66,683 shares (6), (7)

	9.	Sole Dispositive Power Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:	391,864 shares (1), (2), (3), (5) 27,196,985 shares (1), (6) 606,989 shares (1), (4), (5) 3,954,492 shares (1), (6)

	10.	Shared Dispositive Power Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:	0 shares (3) 458,946 shares (6), (7) 0 shares (4) 66,683 shares (6), (7)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:		391,864 shares (1), (2), (3), (5), (7) 27,655,931 shares (1), (6), (7) 606,989 shares (1), (4), (5), (7) 4,021,175 shares (1), (6), (7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:		Less than 1% (8), (9) 94.2% (8), (9) Less than 1% (8), (9) 94.1% (8), (9)

14.	Type of Reporting Person (See Instructions) IN

(1)           Includes 376,260 shares of Series A QVC Group common stock (“QVCA”) shares, 852,358 shares of Series B QVC Group common stock (“QVCB”), 79,243 shares of Series A Liberty Ventures common stock (“LVNTA”) and 123,847 shares of Series B Liberty Ventures common stock (“LVNTB”) held by Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), as to which shares Mr. Malone disclaims beneficial ownership.

(2)           Includes 1,666 shares of QVCA held by a 401(k) savings plan for the benefit of Mr. Malone.

(3)           Does not include shares of QVCA issuable upon conversion of shares of QVCB beneficially owned by Mr. Malone as noted above; however, if such shares of QVCA were included, Mr. Malone would have beneficial ownership of 28,047,795 QVCA shares and Mr. Malone’s aggregate beneficial ownership of QVCA, as a series, would be 6.0%, subject to the relevant footnotes set forth herein.

(4)           Does not include shares of LVNTA issuable upon conversion of shares of LVNTB beneficially owned by Mr. Malone as noted above; however, if such shares of LVNTA were included, Mr. Malone would have beneficial ownership of 4,628,164 LVNTA shares and Mr. Malone’s aggregate beneficial ownership of LVNTA, as a series, would be 5.4%, subject to the relevant footnotes set forth herein.

(5)           Includes (i) 13,938 QVCA shares and 410,146 LVNTA shares pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity and (ii) 376,260 QVCA shares and 196,843 LVNTA shares pledged to Merrill Lynch, Piece, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with a margin loan facility extended by Merrill Lynch.

(6)           In February 1998, in connection with the settlement of certain legal proceedings relative to the Estate of Bob Magness, the late founder and former Chairman of the Board of Tele-Communications, Inc. (“TCI”), TCI entered into a call agreement with Mr. Malone and Mr. Malone’s wife.  In connection with the acquisition by AT&T Corp. (“AT&T”) of TCI, TCI assigned to Liberty Media LLC (now known as Liberty Interactive LLC) its rights under this call agreement.  The Issuer succeeded to these rights in a corporate restructuring in 2006.  As a result, the Issuer has the right, upon Mr. Malone’s death and in certain other circumstances, to acquire QVCB shares and LVNTB shares owned by Mr. Malone, his wife and certain trusts for the benefit of his children (together, the “Malones”).  The call agreement also prohibits the Malones from disposing of their QVCB shares and LVNTB shares, except for certain exempt transfers (such as transfers to related parties or public sales of up to an aggregate of 5% of their shares of QVCB after conversion to shares of QVCA and shares of LVNTB after conversion to shares of LVNTA) and except for a transfer made in compliance with the Issuer’s call rights.

(7)           Includes 458,946 shares of QVCB and 66,683 shares of LVNTB held by two trusts which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children.  Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute assets held by the trusts.  Mr. Malone disclaims beneficial ownership of the shares held by the trusts.

(8)           Based upon the following number of shares:  (x) 437,590,257 shares of QVCA and 29,358,638 shares of QVCB outstanding as of October 31, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016 and (y) 81,148,055 shares of LVNTA and 4,271,958 shares of LVNTB, based on information provided by the Issuer following the completion of the split-off of Liberty Expedia Holdings, Inc. from the Issuer.

(9)           At the option of the holder, each share of QVCB is convertible into one share of  QVCA and each share of LVNTB is convertible into one share of LVNTA. Each share of QVCB and LVNTB is entitled to 10 votes, whereas each share of QVCA and LVNTA is entitled to one vote.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 37.2% of the voting power with respect to a general election of directors of the Issuer, based on the number of shares outstanding specified above in Note 8.  See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Statement of

John C. Malone

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIBERTY INTERACTIVE CORPORATION

This Report on Schedule 13D relates to the Series A QVC Group common stock, Series B QVC Group common stock, Series A Liberty Ventures common stock and Series B Liberty Ventures common stock of Liberty Interactive Corporation, a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone”), on July 18, 2008, as amended by Amendment No. 1 filed with the SEC by Mr. Malone on September 1, 2009, Amendment No. 2 filed with the SEC by Mr. Malone on January 7, 2010, and Amendment No. 3 filed with the SEC by Mr. Malone on October 3, 2011 (collectively, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended and restated to read as follows:

Mr. Malone is filing this statement on Schedule 13D (this “Statement”) with respect to the following series of common stock of the Issuer, beneficially owned by Mr. Malone:

(a)                              Series A QVC Group common stock, par value $0.01 per share (formerly known as the Series A Liberty Interactive common stock) (“QVCA”);

(b)                               Series B QVC Group common stock, par value $0.01 per share (formerly known as the Series B Liberty Interactive common stock) (“QVCB”);

(c)                               Series A Liberty Ventures common stock, par value $0.01 per share (“LVNTA”); and

(d)                               Series B Liberty Ventures common stock, par value $0.01 per share (“LVNTB,” and, together with QVCA, QVCB and LVNTA, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Malone is filing this Statement to report the acquisition of shares of LVNTA and LVNTB pursuant to the recapitalization, distribution, dividend and reattribution dividend (each as described in Item 3) and disposition of shares of LVNTA and LVNTB in the redemption (as described in Item 3).

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of QVCA issuable upon conversion of shares of QVCB and the shares of LVNTA issuable upon conversion of shares of LVNTB. By its terms, each share of QVCB and LVNTB is convertible into one share of QVCA or LVNTA, respectively, at the option of the holder. Shares of QVCA and LVNTA are not convertible. The holders of QVCA, QVCB, LVNTA and LVNTB generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of shares of QVCB and LVNTB are each entitled to 10 votes per share and the holders of shares of QVCA and LVNTA are each entitled to one vote per share.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and restated to read as follows:

The reporting person is John C. Malone, whose business address is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Malone is the Chairman of the Board and a director of the Issuer.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented to add the following information:

On August 9, 2012, the Issuer completed a transaction whereby it recapitalized its common stock into two tracking stocks, the Liberty Interactive tracking stock and the Liberty Ventures tracking stock (the “recapitalization”). Immediately following the recapitalization, the Issuer distributed, by means of a dividend (the “distribution”), to holders of its shares of QVCA and QVCB as of 5:00 p.m. New York City time on August 9, 2012 (the “distribution record date”) (i) shares of its newly created LVNTA and LVNTB and (ii) transferable subscription rights to purchase shares of LVNTA (each such right, a “Series A Right”) in a rights offering following the distribution. In the distribution, (i) each holder of shares of QVCA received (a) 0.05 of a share of LVNTA for each share of QVCA held by them as of the distribution record date and (b) 1/3 of a Series A Right for each share of LVNTA received by such holder in the distribution, and (ii) each holder of shares of QVCB as of the distribution record date received (a) 0.05 of a share of LVNTB for each share of QVCB held by them as of the distribution record date and (b) 1/3 of a Series A Right for each share of LVNTB received by such holder in the distribution. In connection with the completion of the recapitalization, all equity awards held by Mr. Malone with respect to QVCA shares and QVCB shares were adjusted such that Mr. Malone received an adjustment to the exercise price or base price and number of QVCA and QVCB shares and new equity awards relating to LVNTA and LVNTB.

On February 27, 2014, the Issuer declared a stock dividend (the “dividend”) payable to all holders of record as of 5:00 p.m., New York City time, on April 4, 2014, of one share of LVNTA or LVNTB for each share of LVNTA or LVNTB outstanding, respectively.

On October 3, 2014, the Issuer reattributed (the “reattribution”) from the Interactive Group (subsequently referred to as the QVC Group) to the Ventures Group approximately $1 billion in cash and certain of its digital commerce businesses.  In exchange for the digital commerce companies and $970 million of cash, an inter-group interest in the Ventures Group was created in favor of the QVC Group. This inter-group interest was represented as a number of shares of Liberty Ventures common stock issuable to the QVC Group (the “Inter-Group Interest Shares”). Immediately following the reattribution on October 3, 2014, Liberty’s board declared a dividend of the Inter-Group Interest Shares (the “reattribution dividend”) to the holders of QVCA and QVCB in full elimination of the inter-group interest, such that each holder of QVCA and QVCB received 0.14217 of a share of LVNTA or LVNTB, respectively, for each share of QVCA and QVCB held as of the record date, with cash paid in lieu of fractional shares. The distribution resulted in 67,671,232 shares of combined LVNTA and LVNTB being issued. In connection with the reattribution, the Issuer’s tracking stock trading symbol “LINTA” was changed to “QVCA”

and the “LINTB” trading symbol to “QVCB,” effective October 7, 2014.

On November 4, 2016, the Issuer redeemed (the “redemption”) a portion of the shares of its Liberty Ventures common stock for shares of common stock of its former wholly-owned subsidiary, Liberty Expedia Holdings, Inc. (“Splitco”), as further discussed in Splitco’s Current Report on Form 8-K filed with the SEC on November 7, 2016. In the redemption, the Issuer redeemed (i) 0.4 of each outstanding share of LVNTA for 0.4 of a share of Splitco’s Series A common stock and (ii) 0.4 of each outstanding share of LVNTB for 0.4 of a share of Splitco’s Series B common stock (in each case, with cash paid in lieu of any fractional shares). Upon completion of the redemption, Splitco became an independent publicly traded company.

From the date of Amendment No. 3 to the Schedule 13D to the date of this Amendment, Mr. Malone, his wife and the Trusts engaged in various transactions which affected his beneficial ownership of Common Stock, including  the receipt of distributions from the Liberty 401(k) plan, the exercise of options to purchase shares of QVCA, QVCB, LVNTA and LVNTB, the sale and exercise of rights to purchase LVNTA, and various transactions in the open market in shares of QVCA and LVNTA.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated to read as follows:

Item 3 of this Statement is incorporated herein by reference.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Schedule 13D or as has been publicly announced by the Issuer, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, subject to Mr. Malone’s obligations under the call agreement with respect to shares of QVCB or LVNTB.  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations, the terms of the call agreement and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a)           Mr. Malone beneficially owns (without giving effect to the conversion of QVCB or LVNTB shares into QVCA or LVNTA shares, respectively) (i) 391,864 QVCA shares (including (x) 376,260 shares held by his wife as to which Mr. Malone disclaims beneficial ownership and (y) 1,666 shares held by a 401(k) savings plan for the benefit of Mr. Malone), which represent less than 1% of the outstanding QVCA shares; (ii) 27,655,931 QVCB shares (including (x) 852,358 shares held by his wife as to which Mr. Malone disclaims beneficial ownership and (y) 458,946 shares held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children, in which Mr. Malone has no pecuniary interest and has disclaimed beneficial ownership, but over which Mr. Malone retains the right to substitute assets held by the Trusts), which represent approximately 94.2% of the outstanding QVCB shares; (iii) 606,989 LVNTA shares (including 79,243 shares held by his wife as to which Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding LVNTA shares; and (iv) 4,021,175 LVNTB shares (including (x) 123,847 shares held by his wife as to which Mr. Malone disclaims beneficial ownership and (y) 66,683 shares held by the Trusts), which represent approximately 94.1% of the outstanding LVNTB shares.

The foregoing percentage interests are based on: (x) 437,590,257 shares of QVCA and 29,358,638 shares of QVCB outstanding as of October 31, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the SEC on November 8, 2016, and (y) 81,148,055 shares of LVNTA and 4,271,958 shares of LVNTB, based on information provided by the Issuer following the completion of the redemption. Accordingly, in regards to the Common Stock, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 37.2% of the voting power with respect to the general election of directors of the Issuer.

(b)           Other than as provided in the call agreement, Mr. Malone, and, to his knowledge, his wife, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock.  The Trusts hold 458,946 shares of QVCB and 66,683 shares of LVNTB.  To Mr. Malone’s knowledge, other than as provided in the call agreement, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts.

(c)           Except as disclosed in this Amendment, neither Mr. Malone nor, to his knowledge, Mr. Malone’s wife or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented to add the following information:

Of the shares of Common Stock beneficially owned by Mr. Malone, (i) 13,938 shares of QVCA and 410,146 shares of LVNTA are pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity and (ii) 376,260 shares of QVCA and 196,843 shares of LVNTA are pledged to Merrill Lynch, Piece, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with a margin loan facility extended by Merrill Lynch.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2016
Date

/s/ John C. Malone
John C. Malone